Filed by Publicis Groupe S.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Publicis Groupe S.A.; Omnicom Group Inc.

Filer’s SEC File No.: 001-14736

Date: July 29, 2013

Publicis Omnicom Group

The New Industry Standard

Combination of Industry Leaders

The New Industry Standard

A merger of equals

Name of combined entity	Publicis Omnicom Group

Transaction structure	• Merger of equals • 50/50 equity[1]

Trading	• Traded on NYSE and Euronext Paris under the ticker symbol OMC

Equity values and earnings ■ Omnicom ■ Publicis Groupe	Market Capitalizations[2]	2012 Net Income[3]

(1)	Approximately 50/50 contribution after special dividends
(2)	Market capitalization based on share prices as at 26 July 2013 and fully diluted share count (treasury method); Publicis Groupe share price converted to USD at spot USD/EUR exchange rate of 1.327
(3)	Net income attributed to shareholders; Omnicom and Publicis Groupe Net Income are presented side-by-side for illustrative purposes only and have not been adjusted for accounting differences; Publicis Groupe Net Income converted to USD at 2012 average USD/EUR exchange rate of 1.285

Strategic Rationale

A New Company for a New World

•	Exponential development of new media giants

•	Blurring of roles of all players

•	Explosion of Big Data, analytics, insights

•	Changing consumer behavior: social, sharing, co-creating content…

•	New talent to emerge with the evolution of technology and science

•	Access to new tools, new models

Powerful solutions for clients

New opportunities for talent

NEW STANDARD FOR OUR INDUSTRY

Creating the new industry standard

•	Compelling benefits for our clients

•	Creating a portfolio of best-in-class advertising, digital, media, PR, CRM, healthcare, and other specialized marketing services

•	Improving depth and scope of services across communications disciplines, geographies and industries to help our clients build their brands and grow their businesses everywhere

•	Strict firewalls for client confidentiality

•	Bringing together the best talent

•	Most highly recognized and awarded talent in the industry

•	Building on an outstanding track record in recruitment, talent development and retention with a common vision and culture of innovation

•	Creating the best places to work for a new breed of talent, mixing strategy, creativity, science and technology

•	A strong network of over 130,000 employees on five continents

•	Leading innovation

•	Leveraging investment in key marketing, data, analytics, and intelligence platforms

•	Combining investments in new technologies to accelerate innovation

•	Leveraging new scale in digital world: Big Data, analytics, new story-telling, e- and m-commerce

Accelerating value creation

Enhancing growth	Optimizing synergies

• Full-range of service offerings	• Shared services

• Enhanced global footprint	• Production platforms

• Talent attraction, talent retention	• Optimization by country

• Acceleration in digital innovation	• Building on on-going cost initiatives

• Strong cross selling opportunities

Anticipating clients’ needs in a fast-changing marketplace

Dramatically changing competitive landscape	+	Evolving consumer behavior	+	New client needs
• Growing importance of new media giants • Media dollars shifting more rapidly to new communication channels		• New devices and technology platforms • Proliferation of new media channels • Rapid growth in e-commerce and m-commerce		• Media purchasing migrating to real time bidding • Big Data analytics and insights • Global solutions

Exceptionally well positioned to respond to clients’ evolving needs

Powerful and innovative offerings

In-depth understanding of consumer behavior	+	Enhanced and broader Digital offering	+	Strengthened client offering
• Significant client / consumer knowledge • Enhanced investment in Big Data analytics • Vertical / sector expertise		• Enriched innovative products leveraging Big Data (CRM, Fulfillment, e-commerce…) • Combined investments in technology to lead innovation (platforms, mobile,…)		• Expanded global reach • Improved depth and scope across business lines and verticals • Greater ability to drive efficiencies for clients

Creates broader opportunities and significant revenue streams

Innovative partnerships with new media giants

Publicis Omnicom Group

•	Key partner to interact with new media giants

•	Integration of Big Data in added-value offerings

•	Enhanced ability to generate real-time consumer insights

•	Deliver at scale new story-telling, e- and m-commerce,…

Combining our strengths and values

Creating an Industry Leading Portfolio

Industry leading agencies and talent

• 7 of the 15 most awarded Agency Networks in 2012[1]
• 7 of the Top 10 most awarded Creative Agencies[1]
• 4 of the top 10 most awarded Digital Agencies[1]
• Industry leading / Media networks, PR agency networks and healthcare agencies
(1) Gunn Report 2012

Best-in-class offerings across disciplines

Deeper coverage across fast-growing geographies

Note

Combined estimates based on 2012 figures, shown for illustrative purposes only (no adjustment for accounting differences).

2012 revenue converted based on 2012 average USD/EUR exchange rate of 1.285

Combined Company Snapshot

Side-by-side financials ($bn)

2012	Omnicom(2)	Publicis Groupe(2)	Combined(1)

Revenues	$14.2	$8.5	$22.7

EBITDA	$2.1	$1.5	$3.6

EBITDA margin	14.7%	18.0%	15.9%

Operating income	$1.8	$1.3	$3.1

Operating income margin	12.7%	15.4%	13.7%

Net income(3)	$1.0	$0.9	$1.9

Free cash flow(4)	$1.4	$1.1	$2.6

(1)	Side-by-side and combined financials are presented for illustrative purposes only and have not been adjusted for accounting differences nor purchase accounting
(2)	2012 average USD/EUR exchange rate of 1.285
(3)	Attributed to shareholders
(4)	Free cash flow from operations, before change in WC and capital expenditures

Side-by-side financials (€bn)

2012	Omnicom(2)	Publicis Groupe(2)	Combined(1)

Revenues	€11.1	€6.6	€17.7

EBITDA	€1.6	€1.2	€2.8

EBITDA margin	14.7%	18.0%	15.9%

Operating income	€1.4	€1.0	€2.4

Operating income margin	12.7%	15.4%	13.7%

Net income(3)	€0.8	€0.7	€1.5

Free cash flow(4)	€1.1	€0.9	€2.0

(1)	Side-by-side and combined financials are presented for illustrative purposes only and have not been adjusted for accounting differences nor purchase accounting
(2)	2012 average USD/EUR exchange rate of 1.285
(3)	Attributed to shareholders
(4)	Free cash flow from operations, before change in WC and capital expenditures

Increased weight in benchmark indices

S&P 500 Ranking by Market Capiltalization $bn1/2	CAC 40 Ranking by Market Capiltalization €bn1/2

(1)	Market capitalizations based on share prices as at 25 July 2013
(2)	Omnicom and Publicis Groupe market capitalization based on share prices as at 25 July 2013 and shares outstanding excluding treasury shares; Spot USD/EUR exchange rate of 1.324
Ranking for illustrative purpose only – Depending on S&P and Euronext final decision

Positioned for best-in-class profitability

Levers	Drivers of efficiencies	Expected run-rate savings[1]

Scalability	• Savings on third party services from increased scale and elimination of duplication	$260m

Internal Efficiencies	• Efficiencies from pooling of resources and infrastructure (procurement, production platforms, support functions)	$240m

Total		$500m
Synergies expected to be accretive to both margins and Adjusted EPS[2]		€377m	[3]

(1)	Full synergies to be achieved over 5 years; total estimated cost to achieve of $400m / €301m
(2)	Adjusted EPS excludes non-cash amortization of intangible assets
(3)	Spot USD/EUR exchange rate of 1.327 as of 26 July 2013

Transaction Structure

Transaction structure

Name of combined entity	Publicis Omnicom Group

Transaction structure	• Merger of equals • 50/50 equity[1] • Expected to be tax free to Omnicom and Publicis shareholders

Shareholder consideration

•    Omnicom shareholders: for each Omnicom share, 0.813 shares of the new company and a special dividend of $2 per share[2]

•    Publicis Groupe shareholders: for each Publicis Groupe share, 1 share of the new company and a special dividend of €1per share

Incorporation	• The Netherlands

Listing	• Common shares to be listed on NYSE and Euronext Paris • Targeting inclusion in S&P 500 and CAC 40 indices • Ticker Symbol OMC

(1)	Approximately 50/50 contribution after special dividends
(2)	In addition, Omnicom shareholders will receive the $0.40 share dividend declared on 18 July 2013, as well as one additional regular quarterly dividend of $0.40 per share if declared and the record date occurs prior to closing

Governance – A true merger of equals

Senior management	• Maurice Lévy & John Wren: Co-CEOs for 30 months • After 30 months: • Non-executive Chairman, Maurice Lévy • CEO, John Wren

Board

•   Single Board structure with equal representation

•   Bruce Crawford, initial Chairperson for first year, and Elisabeth Badinter for second year following closing

•   Four committees: Nominating and Corporate Governance, Audit, Compensation and Finance

•   2/3 Board approval required for significant actions

•   Commitment to gender and cultural diversity

Balanced governance consistent with the spirit of equality in the transaction

Robust capital structure

Capital structure	• Strong balance sheet • Prudent financial leverage

Credit rating	• Publicis Omnicom Group expects to maintain BBB+ rating • Consistent with Publicis Groupe’s and Omnicom’s current ratings

Financing structure	• Intention is to maintain credit facilities in place at Publicis Groupe and Omnicom • Maintain strong liquidity

Strong cash flow generation and return to shareholders

Publicis Omnicom Group

Publicis Omnicom Group expected dividend policy: ~35% dividend payout ratio

Expected next steps

Regulatory filings

AFM, AMF (passporting) and SEC Prospectus filings

Publicis Groupe and Omnicom shareholder meetings

Expected closing and listing of new shares: Q4 2013 / Q1 2014

Conclusion

Built for success!

Clients	• Providing what they need… • Everywhere they are… • As a leader in a rapidly changing environment • Strict firewalls to protect client confidentiality

People	• The largest pool of highly recognized and awarded talent across five continents
Culture	• Client focused • Developing talent • Culture of innovation • Respect as a core value

Management	• A shared vision for the future of our industry • Track record of consistent financial performance and successful transactions • An experienced and balanced Board • Two recognized leaders as co-CEOs

Digital/Platforms	• Greater impact in a segment where increased scale will benefit clients

Enhanced growth and profitability

APPENDIX

Side-by-side financials – 2012 Income Statement1/2

	In $m			In €m
	Omnicom	Publicis	Combined	Omnicom	Publicis	Combined

Revenue	$14,219	$8,492	$22,712	€11,068	€6,610	€17,678

Operating Expenses	(12,133)	(6,963)	(19,096)	(9,443)	(5,420)	(14,863)

EBITDA	2,087	1,529	3,616	1,624	1,190	2,814
% of Revenue	14.7%	18.0%	15.9%	14.7%	18.0%	15.9%

Depreciation	(182)	(162)	(343)	(141)	(126)	(267)

EBITA	1,905	1,367	3,272	1,483	1,064	2,547
% of Revenue	13.4%	16.1%	14.4%	13.4%	16.1%	14.4%

Amortization	(101)	(58)	(159)	(79)	(45)	(124)

Operating Income	1,804	1,309	3,113	1,404	1,019	2,423
% of Revenue	12.7%	15.4%	13.7%	12.7%	15.4%	13.7%

Non Current Income / (Expenses)	NA	36	36	NA	28	28
Net Interest	(145)	(33)	(178)	(113)	(26)	(139)

Profit Before Tax	1,660	1,312	2,971	1,292	1,021	2,313
% of Revenue	11.7%	15.4%	13.1%	11.7%	15.4%	13.1%

Income Tax	(527)	(362)	(889)	(410)	(282)	(692)
% of Profit Before Tax	31.8%	27.6%	29.9%	31.8%	27.6%	29.9%

Income / (Loss) From Equity Method Investments	(15)	32	17	(12)	25	13
Net Income Attributed To Non Controlling Interests	(119)	(35)	(154)	(93)	(27)	(120)

Net Income to Shareholders[3]	$998	$947	$1,945	€777	€737	€1,514
% of Revenue	7.0%	11.1%	8.6%	7.0%	11.1%	8.6%

(1)	2012 financials converted at 2012 average USD/EUR exchange rate of 1.285
(2)	Side-by-side and combined financials are presented for illustrative purposes only and have not been adjusted for accounting differences nor purchase accounting
(3)	Before adjustment for participating securities

Side-by-side financials – H1 2013 Income Statement1/2

	In $m			In €m
	Omnicom	Publicis	Combined	Omnicom	Publicis	Combined

Revenue	$7,036	$4,399	$11,435	€5,360	€3,351	€8,711

Operating Expenses	(5,999)	(3,712)	(9,712)	(4,570)	(2,828)	(7,398)

EBITDA	1,037	687	1,723	790	523	1,313
% of Revenue	14.7%	15.6%	15.1%	14.7%	15.6%	15.1%

Depreciation	(91)	(80)	(171)	(70)	(61)	(131)

EBITA	945	606	1,552	720	462	1,182
% of Revenue	13.4%	13.8%	13.6%	13.4%	13.8%	13.6%

Amortization	(51)	(30)	(81)	(39)	(23)	(62)

Operating Income	895	576	1,471	682	439	1,121
% of Revenue	12.7%	13.1%	12.9%	12.7%	13.1%	12.9%

Non Current Income / (Expenses)	NA	16	16	NA	12	12
Net Interest	(82)	(7)	(88)	(62)	(5)	(67)

Profit Before Tax	813	585	1,399	619	446	1,065
% of Revenue	11.6%	13.3%	12.2%	11.6%	13.3%	12.2%

Income Tax	(273)	(164)	(437)	(208)	(125)	(333)
% of Profit Before Tax	33.5%	28.0%	31.2%	33.5%	28.0%	31.2%

Income / (Loss) From Equity Method Investments	6	3	9	5	2	7
Net Income Attributed To Non Controlling Interests	(52)	(12)	(64)	(39)	(9)	(48)

Net Income to Shareholders[3]	$495	$412	$907	€377	€314	€691
% of Revenue	7.0%	9.4%	7.9%	7.0%	9.4%	7.9%

(1)	H1 2013 financials converted at H1 2013 average USD/EUR exchange rate of 1.313
(2)	Side-by-side and combined financials are presented for illustrative purposes only and have not been adjusted for accounting differences nor purchase accounting
(3)	Before adjustment for participating securities

Side-by-side financials – Balance Sheet as at 30 June 20131/2

	In $m			In €m
	Omnicom	Publicis	Combined	Omnicom	Publicis	Combined

Cash & Cash Equivalents	1,415	976	2,390	1,088	750	1,838
Other Current assets	8,874	10,439	19,313	6,822	8,026	14,848

Current Assets	10,288	11,415	21,703	7,910	8,776	16,686

Non Current Assets	10,237	10,246	20,482	7,870	7,877	15,747

Total Assets	20,525	21,661	42,186	15,780	16,653	32,433

Short-Term Debt	13	1,121	1,134	10	862	872
Other Current Liabilities	11,214	13,023	24,237	8,621	10,012	18,633

Current Liabilities	11,227	14,144	25,371	8,632	10,874	19,506

Long-Term Borrowings	4,038	689	4,727	3,104	530	3,634
Other Long-Term Liabilities	1,751	844	2,595	1,346	649	1,995

Non-Current Liabilities	5,789	1,534	7,322	4,450	1,179	5,629

Total Liabilities	17,016	15,677	32,693	13,082	12,053	25,135

Total Equity	3,509	5,983	9,493	2,698	4,600	7,298

Total Liabilities & Equity	$20,525	$21,661	$42,186	€15,780	€16,653	€32,433

Net Debt	2,636	835	3,471	2,027	642	2,669

Net Debt / EBITDA LTM	1.2x	0.5x	0.9x	1.2x	0.5x	0.9x

(1)	Balance sheet converted at 30 June 2013 spot USD/EUR exchange rate of 1.301
(2)	Side-by-side and combined financials are presented for illustrative purposes only and have not been adjusted for accounting differences nor purchase accounting

Safe harbor Statement

Forward-Looking Statements

This presentation contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning Omnicom, Publicis Groupe, Publicis Omnicom Group, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Omnicom and Publicis Groupe as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; losses on media purchases and production costs incurred on behalf of clients; reductions in client spending, a slowdown in client payments and changes in client communication requirements; failure to manage potential conflicts of interest between or among clients; unanticipated changes relating to competitive factors in the advertising and marketing industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Omincom’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in Publicis Groupe’s annual reports, registration documents and other documents filed from time to time with the French financial market regulator (Autorité des Marchés Financiers or “AMF”). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements.

No Offer or Solicitation

This presentation is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

Publicis Omnicom Group will file with the SEC a registration statement on Form S-4, which will include the proxy statement of Omnicom that also constitutes a prospectus of Publicis Omnicom Group (the “proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OMNICOM, Publicis Groupe, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Investor Relations, Corporate Secretary, Omnicom Group Inc., 437 Madison Avenue, New York, NY 10022, (212) 415-3600 (for documents filed with the SEC by Omnicom) or Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00 (for documents filed with the SEC by Publicis Groupe or Publicis Omnicom Group).

Safe harbor Statement

Important Additional Information Will be Made Available in an AFM Approved Prospectus

Publicis Omnicom Group will make publicly available a prospectus, approved by the Dutch financial markets regulator (Stichting Autoriteit Financiële Markten or “AFM”), with respect to the issuance of new shares as a result of the proposed transaction and their admission to trading on a regulated market in the European Union (including any supplement thereto, the “Admission Prospectus”). The Admission Prospectus will be passported by the AFM to the AMF with a view to the admission of Publicis Omnicom Group shares to listing on Euronext Paris. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT Publicis Groupe, OMNICOM, PUBLICIS OMNICOM GROUP THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Admission Prospectus from Publicis Omnicom Group on Publicis Groupe’s website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

Important Additional Information for Publicis Groupe Shareholders

Publicis Groupe will prepare a report to be made available in connection with the Publicis Groupe meeting of shareholders called to approve the proposed transaction (the “Report”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REPORT, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE AMF, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT Publicis Groupe, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Report from Publicis Groupe on its website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

No EEA Prospectus until Admission Prospectus

No prospectus is required under the European Economic Area Prospectus Directive 2003/71/EC, as amended and as transposed in Dutch and French law, and no such prospectus or document will be made available until the Admission Prospectus is made available.

Participants in the Solicitation

Omnicom, Publicis Groupe and Publicis Omnicom Group and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Omnicom in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Omnicom in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Omnicom’s directors and executive officers is contained in Omnicom’s Annual Report on Form 10-K for the year ended December 31, 2012 and its Proxy Statement on Schedule 14A, dated April 11, 2013, which are filed with the SEC.

Non-GAAP Financial Measures

This presentation contains estimated financial information that is unaudited and not presented in accordance with US Generally Accepted Accounting Principles (GAAP). Such information includes financial information relating to Publicis Groupe S.A. presented in accordance with International Financial Reporting Standards (IFRS); information relating to the combined financial data presented with the side-by-side financials; estimated efficiencies and run-rate savings; estimated synergies and efficiencies; and adjusted earnings per share, which excludes non-cash amortization of intangible assets. This information has been provided on a forward-looking basis pursuant to an exception for non-GAAP financial measures included in disclosures relating to a proposed business combination transaction, the entity resulting from the business combination transaction or an entity that is a party to the business combination transaction where the communication containing such disclosure is subject to the US Securities and Exchange Commission’s rules relating to communications applicable to business combination transactions. Investors should not place undue reliance on these measures and should carefully review the risks and uncertainties described in the cautionary statement relating to “Forward-Looking Statements” contained herein.

Publicis Omnicom Group

Une nouvelle référence dans le secteur

Le regroupement de deux grands du secteur

Une nouvelle référence dans le secteur

1

Une fusion stratégique entre égaux

Nom de la nouvelle entité	Publicis Omnicom Group

Termes de la fusion	• Fusion entre égaux • Actionnariat 50/50[1]

Places de cotation	• Cotation des actions sur NYSE et Euronext Paris sous le symbole OMC

	Capitalisations boursières[2]	Résultats nets 2012[3]
Fonds propres et résultats ■ Omnicom ■ Publicis Groupe

(1)	Actionnariat à environ 50/50 après versement d’un dividende exceptionnel
(2)	Capitalisations boursières calculées sur la base d’un nombre dilué d’actions et d’un cours de bourse de référence à la clôture du 26 juillet 2013; taux de change EUR/USD retenu de 1,327
(3)	Résultat net part du Groupe; les résultats nets de Publicis Groupe et d’Omnicom sont présentés ici à titre illustratif uniquement et n’ont pas été retraités des différences comptables IFRS et US GAAP. La conversion du résultat net de Publicis Groupe est effectuée sur la base d’un taux de change EUR/USD de 1,285 (moyenne annuelle en 2012)

2

Bénéfices stratégiques de la fusion

3

Un nouveau groupe pour un monde nouveau

•	Développement exponentiel des géants des médias (internet…)

•	Effacement des frontières entre les différents métiers

•	Explosion des données (Big Data), outils de mesure et d’analyse

•	Evolution profonde des modes de consommation: sociétal, partage, co-création de contenus

•	Emergence de nouvelles expertises à la croisée de la technologie et de la science

•	Accès à de nouveaux outils et de nouveaux modèles

Une offre de solutions complète et innovante pour nos clients

De nouvelles opportunités pour nos talents

UNE NOUVELLE REFERENCE DANS LE SECTEUR

4

Création d’une nouvelle référence dans le secteur

•	La meilleure réponse à l’évolution des besoins de nos clients

•	Offre de services de premier plan dans la publicité, le numérique, les médias, les RP, le CRM, la santé et le marketing spécialisé

•

Offre de service enrichie et étendue sur l’ensemble des métiers de la communication, des géographies et des secteurs pour assurer un développement mondial de la notoriété des marques et des activités de nos clients

•	De strictes murailles de Chine assurant la confidentialité

•	La combinaison des meilleurs talents

•	Les équipes les plus reconnues et les plus récompensées de l’industrie

•	Une capacité démontrée à recruter, développer et fidéliser les talents grâce à une culture et une vision commune de l’innovation

•	Développer un environnement de travail favorable à une nouvelle génération de talents, à la croisée de l’intelligence stratégique, de la créativité, de la science et de la technologie

•	Un réseau fort de 130 000 professionnels présents sur les cinq continents

•	A la pointe de l’innovation

•	Capacité d’investissement dans les outils de mesure, d’analyse et d’intelligence numériques

•	Accélération de l’innovation en mutualisant les investissements dans les nouvelles technologies

•	Nouvelle dimension dans le monde numérique: Big Data, analyse, nouvelles initiatives de story-telling, e- et m-commerce

5

Une création de valeur accélérée

Potentiel de croissance renforcé	Gains d’efficacité

• Offre de services très complète

• Présence mondiale renforcée	• Ressources partagées

• Recrutement et fidélisation des talents	• Plateformes de production

• Accélération de l’innovation numérique	• Optimisation par pays

• Nombreuses opportunités de développer nos relations avec nos clients existants	• Capitaliser sur une expérience éprouvée de gestion de coûts

6

Anticipation des besoins de nos clients dans un environnement en constante mutation

Bouleversement du paysage concurrentiel	+	Evolution des modes de consommation	+	Nouveaux besoins des clients
• Importance croissante des géants des médias • Transferts massifs d’investissements vers des nouveaux canaux de communication		• Nouveaux supports de communication et nouvelles technologies • Développement de nouveaux canaux de communication • Essor rapide du e-commerce et du m-commerce		• Achat d’espace en temps réel • Mesure et analyse du Big Data • Offre globale et intégrée

Positionnement privilégié pour répondre aux nouveaux besoins des clients

7

Des solutions efficaces et innovantes

Connaissance des modes de consommation	+	Offre numérique enrichie et élargie	+	Offre renforcée pour nos clients

• Connaissance significative des clients et des comportements des consommateurs • Capacité renforcée d’investissement dans le Big Data • Expertise industrielle / approche verticale		• Renforcement des capacités d’innovation produit dans le Big Data (CRM, fulfillment, e-commerce…) • Investissements technologiques pour rester à la pointe de l’innovation (plateformes, mobiles…)		• Portée mondiale élargie • Profondeur de l’offre sur l’ensemble des métiers et des secteurs • Plus grande capacité à développer une offre efficace pour nos clients

Création de nouvelles opportunités et de croissance

8

Partenariats innovants avec les géants des médias

Publicis Omnicom Group

•	Partenaire majeur pour interagir avec les nouveaux géants des médias

•	Développement d’offres à forte valeur-ajoutée intégrant le Big Data

•	Capacité accrue à générer des analyses de données en temps réel

•	Diffusion instantanée et à grande échelle de nouveaux contenus « story-telling » ainsi que e-commerce et m-commerce

9

La combinaison de nos forces et de nos valeurs

10

Création d’un portefeuille leader de l’industrie

11

Des agences et des talents les plus reconnus de l’industrie

•	7 des 15 réseaux d’agences les plus récompensés en 2012[1]
•	7 des 10 agences créatives les plus récompensées[1]
•	4 des 10 agences numériques les plus récompensées[1]
•	Des agences leaders dans les secteurs de la communication, les médias, les relations publiques et la santé
(1) Gunn Report 2012

12

Des offres de premier plan dans toutes les disciplines

13

Couverture renforcée dans les pays à forte croissance

Note

Revenus combinés calculés sur la base des données annuelles 2012, présentés uniquement à titre illustratif (sans prise en compte des éventuels ajustements comptables).

Conversion du Revenu 2012 sur la base d’un taux moyen 2012 EUR / USD de 1.285

14

Publicis Omnicom Group – Chiffres-clés

15

Chiffres-clés (Mds$)

2012	Omnicom	Publicis Groupe[1]	Combiné[4]

Revenu	14,2	8,5	22,7

EBITDA	2,1	1,5	3,6

Marge d’EBITDA	14,7%	18,0%	15,9%

Résultat opérationnel	1,8	1,3	3,1

Marge opérationnelle	12,7%	15,4%	13,7%

Résultat net[2]	1,0	0,9	1,9

Free cash flow[3]	1,4	1,1	2,6

(1)	Calculé sur la base d’un taux de change moyen EUR / USD de 1,285 en 2012
(2)	Part des actionnaires
(3)	Free cash flow calculé avant prise en compte des évolutions de BFR et des investissements en capital
(4)	Chiffres combinés présentés uniquement à titre illustratif sans prise en compte des ajustements comptables IFRS et US GAAP

16

Chiffres-clés (Mds€)

2012	Omnicom[1]	Publicis Groupe	Combiné[4]

Revenu	11,1	6,6	17,7

EBITDA	1,6	1,2	2,8

Marge d’EBITDA	14,7%	18,0%	15,9%

Résultat opérationnel	1,4	1,0	2,4

Marge opérationnelle	12,7%	15,4%	13,7%

Résultat net[2]	0,8	0,7	1,5

Free cash flow[3]	1,1	0,9	2,0

(1)	Calculé sur la base d’un taux de change moyen USD/EUR de 1,285 en 2012
(2)	Part des actionnaires
(3)	Free cash flow calculé avant prise en compte des évolutions de BFR et des investissements en capita
(4)	Chiffres combinés présentés uniquement à titre illustratif sans prise en compte des ajustements comptables IFRS et US GAAP

17

Un nouveau positionnement dans les indices boursiers de référence

S&P 500

Classement illustratif par capitalisation boursière 1/2/3

CAC 40

Classement illustratif par capitalisation boursière 1/2/3

(1)	Capitalisations boursières calculées à partir des cours de bourse au 25 juillet 2013
(2)	Les capitalisations boursières d’Omnicom et Publicis Groupe reflètent les cours de bourse au 25 juillet 2013 ainsi que les nombres d’actions en circulation à cette date, à l’exception des actions autodétenues; taux de change EUR/USD = 1,324
(3)	Classement théorique de Publicis Omnicom au sein du S&P et du CAC 40 – Classement final soumis à la décision des comités scientifiques respectifs

18

Des synergies significatives pour améliorer la rentabilité

Leviers	Sources d’optimisations	Gains annuels à terme[1]

Economies d’échelle	• Economies réalisées sur les prestations externes grâce aux effets d’échelle et à l’élimination des doublons	260M$

Optimisations internes	• Economies induites par la mise en commun des ressources et des infrastructures (achats, plateformes de production, fonctions supports)	240M$

Total		500M$
Impact relutif des synergies sur la marge opérationnelle et sur le BPA ajusté[2]		377M€[4]

(1)	L’effet complet des synergies sera atteint en 5 ans; le coût total estimé de mise en œuvre s’élève à $400m / €301m
(2)	BPA avant dépréciation exceptionnelle d’actifs immatériels non cash
(3)	Taux de change USD/EUR de 1.327 au 26 juillet 2013

19

Structure de l’opération

20

Structure de l’opération

Nom de la nouvelle entité	Publicis Omnicom Group

Structure de l’opération	• Fusion entre égaux • Actionnariat 50/50[1] • Impact fiscal neutre attendu pour les actionnaires d’Omnicom et de Publicis Groupe

Conséquences pour les actionnaires

•   Actionnaires d’Omnicom : pour chaque action Omnicom, 0,813 action de la nouvelle entité et un dividende exceptionnel de 2$ par action[2]

•   Actionnaires de Publicis Groupe : pour chaque action Publicis Groupe, 1 action de la nouvelle entité et un dividende exceptionnel d’1€ par action

Domiciliation	• Pays-Bas

Cotation	• Actions ordinaires cotées au NYSE et à Euronext Paris • Inclusion attendue au sein des indices S&P 500 et CAC 40 • Symbole : OMC

(1)	Actionnariat réparti à environ 50/50 entre les deux groupes après distribution de dividendes exceptionnels visant à équilibrer les contributions respectives
(2)	De plus, les actionnaires d’Omnicom recevront le dividende de 0.40$ par action annoncé le 18 juillet 2013, ainsi qu’un dividende trimestriel régulier, d’un montant de 0.40$ par action, si la date d’enregistrement est antérieure à la clôture de l’opération

21

Une gouvernance équilibrée

Equipe Dirigeante	• Maurice Lévy et John Wren: Co-Directeurs Généraux pour 30 mois • A l’issue des 30 mois : • Président non exécutif, Maurice Lévy • Directeur Général, John Wren

Conseil d’administration

•   Représentation égale au sein du Conseil d’administration

•   Bruce Crawford Président non-exécutif pendant la première année et Elisabeth Badinter pendant la seconde année suivant la clôture

•   4 comités : nomination et gouvernance, audit, rémunération et finance

•   Décisions stratégiques et nominations des Directeurs Généraux votées à la majorité des 2/3 du Conseil

Une gouvernance reflétant l’esprit d’une fusion entre égaux

22

Une structure financière solide

Structure financière	• Bilan solide • Levier financier modéré et maîtrisé

Rating	• Intention de Publicis Omnicom Group de conserver un rating BBB+ • En adéquation avec les rating actuels de Publicis Groupe et d’Omnicom

Structure de financement	• Volonté de conserver les lignes de crédit en place chez Publicis Groupe et Omnicom • Maintenir une liquidité financière importante

23

Forte génération de cash-flow et retour aux actionnaires

Publicis Omnicom Group

Objectif de taux de distribution de Publicis Omnicom Group de l’ordre de 35%

24

Calendrier d’exécution prévisionnel

Processus règlementaire

Enregistrement des Prospectus auprès de l’AFM, AMF (passeport) et SEC

Assemblées Générales Extraordinaires des actionnaires de Publicis Groupe et d’Omnicom

Clôture de la transaction et cotation des actions nouvelles : T4 2013 / T1 2014

25

Conclusion

26

Publicis Omnicom Group : tout pour réussir!

Clients	•	Offrir ce dont ils ont besoin…
	•	Partout où ils se trouvent…
	•	En tant que leader dans un environnement en constante mutation
	•	Strictes « murailles de Chine » pour protéger la confidentialité des clients
Equipes	•	Les meilleurs talents du secteur, les plus reconnus et récompensés, sur les 5 continents
Culture	•	Au service des clients
	•	Développement des talents
	•	Culture de l’innovation / esprit entrepreneurial
	•	Le respect comme valeur centrale
Management	•	Une vision commune sur l’avenir du secteur
	•	Historique de performances financières solides et d’intégrations d’acquisitions réussies
	•	Conseil d’Administration expérimenté et équilibré
	•	2 co-Directeurs Généraux reconnus comme de grands professionnels
Numérique/Plateformes	•	Force de frappe renforcée dans un secteur où la taille est un facteur clé pour les clients

Renforcement du potentiel de croissance et de rentabilité

27

ANNEXES

28

Chiffres-clés comparés – Compte de résultat 20121/2

	En M$			En M€
	Omnicom	Publicis Groupe	Combiné	Omnicom	Publicis Groupe	Combiné

Revenu	14,219	8,492	22,712	11,068	6,610	17,678

Charges d’exploitation	(12,133)	(6,963)	(19,096)	(9,443)	(5,420)	(14,863)

EBITDA	2,087	1,529	3,616	1,624	1,190	2,814
% du Revenu	14.7%	18.0%	15.9%	14.7%	18.0%	15.9%

Dotation aux amortissements (hors incorporels liés aux acquisitions)	(182)	(162)	(343)	(141)	(126)	(267)

EBITA	1,905	1,367	3,272	1,483	1,064	2,547
% du Revenu	13.4%	16.1%	14.4%	13.4%	16.1%	14.4%

Dotation aux amortissements des incorporels liés aux acquisitions	(101)	(58)	(159)	(79)	(45)	(124)

Résultat opérationnel	1,804	1,309	3,113	1,404	1,019	2,423
% du Revenu	12.7%	15.4%	13.7%	12.7%	15.4%	13.7%

Autres produits et charges non courants	NA	36	36	NA	28	28
Charges financières nettes	(145)	(33)	(178)	(113)	(26)	(139)

Résultat avant impôt	1,660	1,312	2,971	1,292	1,021	2,313
% du Revenu	11.7%	15.4%	13.1%	11.7%	15.4%	13.1%

Impôt sur le résultat	(527)	(362)	(889)	(410)	(282)	(692)
% du résultat avant impôt	31.8%	27.6%	29.9%	31.8%	27.6%	29.9%

Quote-part dans les résultats des mises en équivalence	(15)	32	17	(12)	25	13
Résultat net attribuable aux participations ne donnant pas le contrôle	(119)	(35)	(154)	(93)	(27)	(120)

Résultat net part du Groupe[3]	998	947	1,945	777	737	1,514
% du Revenu	7.0%	11.1%	8.6%	7.0%	11.1%	8.6%

(1)	Eléments financiers 2012 convertis au taux moyen 2012 USD/EUR de 1.285
(2)	La comparaison des données financières ainsi que les données pro forma sont présentées uniquement à titre illustratif sans prise en compte des ajustements comptables
(3)	Avant ajustements pour les titres participatifs

29

Chiffres-clés comparés – Compte de résultat S1 20131/2

	En M$			En M€
	Omnicom	Publicis Groupe	Combiné	Omnicom	Publicis Groupe	Combiné

Revenu	7,036	4,399	11,435	5,360	3,351	8,711

Charges d’exploitation	(5,999)	(3,712)	(9,712)	(4,570)	(2,828)	(7,398)

EBITDA	1,037	687	1,723	790	523	1,313
% du Revenu	14.7%	15.6%	15.1%	14.7%	15.6%	15.1%

Dotation aux amortissements (hors incorporels liés aux acquisitions)	(91)	(80)	(171)	(70)	(61)	(131)

EBITA	945	606	1,552	720	462	1,182
% du Revenu	13.4%	13.8%	13.6%	13.4%	13.8%	13.6%

Dotation aux amortissements des incorporels liés aux acquisitions	(51)	(30)	(81)	(39)	(23)	(62)

Résultat opérationnel	895	576	1,471	682	439	1,121
% du Revenu	12.7%	13.1%	12.9%	12.7%	13.1%	12.9%

Autres produits et charges non courants	NA	16	16	NA	12	12
Charges financières nettes	(82)	(7)	(88)	(62)	(5)	(67)

Résultat avant impôt	813	585	1,399	619	446	1,065
% du Revenu	11.6%	13.3%	12.2%	11.6%	13.3%	12.2%

Impôt sur le résultat	(273)	(164)	(437)	(208)	(125)	(333)
% du résultat avant impôt	33.5%	28.0%	31.2%	33.5%	28.0%	31.2%

Quote-part dans les résultats des mises en équivalence	6	3	9	5	2	7
Résultat net attribuable aux participations ne donnant pas le contrôle	(52)	(12)	(64)	(39)	(9)	(48)

Résultat net part du Groupe[3]	495	412	907	377	314	691
% du Revenu	7.0%	9.4%	7.9%	7.0%	9.4%	7.9%

(1)	Eléments financiers du S1 2013 convertis au taux moyen du S1 2013 USD/EUR de 1.313
(2)	La comparaison des données financières ainsi que les données pro forma sont présentées uniquement à titre illustratif sans prise en compte des ajustements comptables
(3)	Avant ajustements pour les titres participatifs

30

Chiffres-clés comparés – Bilan au 30 juin 20131/2

☒ Impossible d’afficher l’image.

(1)	Eléments financiers au 30/06/2013 convertis au taux au 30/06/2013 USD/EUR de 1.301
(2)	La comparaison des données financières ainsi que les données pro forma sont présentées uniquement à titre illustratif sans prise en compte des ajustements comptables

31

Avertissement

Cette présentation contient des informations prospectives (y compris au sens du Private Securities Litigation Reform Act de 1995) concernant Omnicom, Publicis Groupe, Publicis Omnicom, l’opération envisagées et d’autres sujets. Ces déclarations peuvent envisager des objectifs, intentions et anticipations portant sur des plans, tendances, évènements futurs, résultats d’opérations, conditions financières ou autres fondées sur des croyances actuelles des managements d’Omnicom et de Publicis Groupe ainsi que sur les hypothèses faites par eux et l’information dont ils disposent actuellement. Les informations prospectives peuvent être accompagnées de mots tels que « viser », « anticiper », « croire », « planifier », « pourrait », « serait », « devrait », « estimer », « s’attendre à », « prévoir », « avenir », « orientation », « avoir l’intention », « peut », « sera », « possible », « potentiel », « prédire », « projeter » ou des mots, phrases ou expressions comparables. Ces informations prospectives sont sujettes à divers risques et incertitudes, dont plusieurs échappent au contrôle des parties. Par conséquent, il ne doit pas être accordé une confiance indue à ces informations. Les facteurs qui pourraient faire que les résultats réels diffèrent substantiellement de ces informations prospectives comprennent : le défaut d’obtention des approbations réglementaires applicables ou de celles des actionnaires en temps voulu ou autre ; le non-respect d’autres conditions suspensives à la réalisation de l’opération proposée ; le risque que les nouvelles activités ne soient pas intégrées avec succès ou que les sociétés combinées ne réalisent pas les économies, les impôts différés actifs, les synergies ou la croissance estimés, ou que ces bénéfices prennent plus de temps que prévu à se réaliser ; l’impossibilité de réaliser les avantages escomptés des opérations combinées ; les risques liés à des coûts d’intégration imprévus ; les pertes sur les achats média et les coûts de production engagés pour le compte des clients ; la réduction des dépenses des clients, des retards de paiement des clients et l’évolution des besoins de communication des clients ; l’incapacité à gérer les conflits d’intérêts potentiels entre ou propres aux clients ; les changements imprévus liés à des facteurs concurrentiels dans les industries de la publicité et du marketing ; la capacité d’embaucher et de retenir le personnel clé ; la capacité d’intégrer avec succès les activités des sociétés ; l’impact potentiel de l’annonce ou de la réalisation de l’opération proposée sur les relations avec des tiers, y compris les clients, les employés et les concurrents ; la capacité d’attirer de nouveaux clients et fidéliser les clients existants de la manière prévue ; la dépendance à l’égard de et l’intégration des systèmes de technologie de l’information ; les changements dans les législations et réglementations gouvernementales affectant les sociétés ; les conditions économiques internationales, nationales ou locales, ou les conditions sociales ou politiques qui pourraient nuire aux sociétés ou à leurs clients ; les conditions sur les marchés du crédit, les risques associés aux hypothèses que les parties font en relation avec les estimations comptables critiques et les procédures judiciaires des parties ; et les opérations internationales des parties, qui sont soumis aux risques de fluctuations des devises et au contrôle des changes. La liste de facteurs qui précède n’est pas exhaustive. Ces facteurs doivent être examinés attentivement, ainsi que les autres risques et incertitudes qui affectent les activités des parties, y compris ceux décrits dans le rapport annuel d’Omnicom sur le formulaire Form 10-K, ses rapports trimestriels sur le formulaire Form 10-Q, ses rapports d’information permanente sur le formulaire Form 8-K et dans les autres éventuels documents déposés auprès de la Securities and Exchange Commission (la « SEC ») ainsi que ceux décrits dans les rapports annuels et Documents de Référence de Publicis Groupe et dans les autres éventuels documents déposés auprès de l’autorité française des marchés financiers (Autorité des marchés financiers ou « AMF »). Sauf la loi applicable l’exige, les parties ne sont soumises à aucune obligation de mettre à jour ces informations prospectives.

Cette présentation n’est pas destinée à être et ne constitue pas une offre de vente ou la sollicitation d’une offre de souscription ou d’achat, ni une sollicitation d’achat ou de souscription pour des valeurs mobilières ou la sollicitation de vote, et ce dans aucun pays, conformément aux opérations proposées ou autres, et aucune vente, délivrance ou transfert de valeurs mobilières ne doit intervenir dans une quelconque juridiction en violation de la législation applicable. Aucune offre de titres ne sera faite, excepté au moyen d’un prospectus répondant aux exigences de la Section 10 du Securities Act de 1933, dans sa version actuel, et de la réglementation européenne applicable. Sous réserve de certaines exceptions qui auront été approuvées par les organismes de réglementation compétents ou de certains éléments qui devront être confirmés, l’offre ou la proposition au public ne sera pas faite, directement ou indirectement, dans ou à destination d’une juridiction où cela constituerait une violation des lois qui y sont en vigueur, ou par l’utilisation de tout moyen de communication (y compris, sans que cette liste soit exhaustive, par courrier, facsimile, téléphone ou Internet) ou au moyen d’infrastructures de marché d’une telle juridiction.

Publicis Omnicom déposera auprès de la SEC un document d’enregistrement (registration statement) selon un formulaire Form S-4, qui comprendra la circulaire de sollicitation de procurations (proxy statement) d’Omnicom et qui constitue également un prospectus de Publicis Omnicom (le « prospectus/proxy »). LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE PROSPECTUS/PROXY COMMUN, AINSI LES AUTRES DOCUMENTS PERTINENTS DEVANT ÊTRE DEPOSÉS AUPRÈS DE LA SEC, DANS LEUR INTEGRALITÉ ET DÈS QU’ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR OMNICOM, Publicis Groupe, PUBLICIS OMNICOM, LES OPERATIONS PROPOSÉES AINSI QUE D’AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du prospectus/proxy et d’autres documents de procuration déposés auprès de la SEC par les parties sur le site Web de la SEC à l’adresse www.sec.gov. En outre, les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du prospectus/proxy et des autres documents déposés auprès de la SEC par les parties en contactant Relations-investisseurs, Corporate Secretary, Omnicom Group Inc., 437 Madison Avenue, New York, NY 10022, (212) 415-3600 (pour les documents déposés auprès de la SEC par Omnicom) ou Relations-investisseurs, 133, avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00 (pour les documents déposés auprès de la SEC par Publicis Groupe ou par Publicis Omnicom).

Informations Complémentaires Importantes devant être rendues publiques dans un Prospectus visé par l’AFM

Publicis Omnicom rendra public un prospectus, visé par l’Autorité néerlandaise des marchés financiers (Stichting Autoriteit Financiële Markten ou « AFM »), relatif à l’émission d’actions nouvelles à la suite de l’opération proposée et à leur admission à la négociation sur un marché réglementé de l’Union européenne (en ce compris tout supplément afférent, le « Prospectus d’Admission »). Le Prospectus d’Admission sera approuvé par l’AFM et transmis à l’AMF selon la procédure du passeport européen en vue de l’admission des actions de Publicis Omnicom à la négociation sur Euronext Paris. LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE PROSPECTUS D’ADMISSION, AINSI LES AUTRES DOCUMENTS PERTINENTS, DANS LEUR INTEGRALITÉ ET DÈS QU’ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR OMNICOM, Publicis Groupe, PUBLICIS OMNICOM, LES OPERATIONS PROPOSÉES AINSI QUE D’AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du Prospectus d’Admission de Publicis Omnicom sur le site de Publicis Groupe à l’adresse www.Publicisgroupe.com ou en contactant Relations-investisseurs, 133, avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

Informations supplémentaires importantes à destination des actionnaires de Publicis Groupe

Publicis préparera un rapport qui sera mis à disposition des actionnaires dans le cadre de l’assemblée générale de Publicis appelée à statuer sur l’opération proposée (le « Rapport »). LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE RAPPORT, AINSI QUE LES AUTRES DOCUMENTS PERTINENTS DEVANT ÊTRE DEPOSÉS AUPRÈS DE I’AMF, DANS LEUR INTEGRALITÉ ET DÈS QU’ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR PUBLICIS, OMNICOM, PUBLICIS OMNICOM, LES OPERATIONS PROPOSÉES AINSI QUE D’AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du Rapport de Publicis sur son site Web à l’adresse www.Publicisgroupe.com ou en contactant Relations-investisseurs, 133, avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

Absence de Prospectus EEE jusqu’au Prospectus d’Admission

Aucun prospectus n’est exigé dans l’Espace Economique Européen (EEE) en vertu de la Directive Prospectus 2003/71/CE, telle que modifiée et transposée en droit néerlandais et en droit français, et aucun prospectus ou document ne sera mis à disposition jusqu’à ce que le Prospectus d’Admission soit mis à disposition.

Participants à la Sollicitation

Omnicom, Publicis Groupe, Publicis Omnicom et les membres de leurs organes d’administration, de surveillance et de direction et leurs dirigeants respectifs peuvent être considérés comme des participants à la sollicitation de procurations (solicitation of proxies) auprès des actionnaires d’Omnicom en rapport avec les opérations proposées visées par le prospectus/proxy. Les informations concernant les personnes qui sont, en vertu de la règlementation de la SEC, considérées comme des participants à la sollicitation des actionnaires d’Omnicom dans le cadre des opérations envisagées, comprenant notamment une description de leurs intérêts directs ou indirects par la détention d’actions ou autres, seront incluses dans le prospectus/proxy lorsqu’il sera déposé auprès de la SEC. Les informations concernant les administrateurs et les dirigeants d’Omnicom sont présentées dans son rapport annuel sur le formulaire Form 10-K pour l’exercice clos le 31 décembre 2012 et sur son Proxy Statement du Schedule 14A en date du 11 avril 2013, qui sont déposés auprès de la SEC. Omnicom, Publicis Groupe, Publicis Omnicom et les membres de leurs organes d’administration, de surveillance et de direction et leurs dirigeants respectifs peuvent être considérés comme des participants à la sollicitation de procurations (solicitation of proxies) auprès des actionnaires d’Omnicom en rapport avec les opérations proposées visées par le prospectus/proxy. Les informations concernant les personnes qui sont, en vertu de la règlementation de la SEC, considérées comme des participants à la sollicitation des actionnaires d’Omnicom dans le cadre des opérations envisagées, comprenant notamment une description de leurs intérêts directs ou indirects par la détention d’actions ou autres, seront incluses dans le prospectus/proxy lorsqu’il sera déposé auprès de la SEC. Les informations concernant les administrateurs et les dirigeants d’Omnicom sont présentées dans son rapport annuel sur le formulaire Form 10-K pour l’exercice clos le 31 décembre 2012 et sur son Proxy Statement du Schedule 14A en date du 11 avril 2013, qui sont déposés auprès de la SEC.

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